SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

  FIRST HALF OF 2014

RESULTS

Rio de Janeiro – August 8, 2014

Petrobras announces today its consolidated results stated in millions of Reais, prepared in accordance with International Financial Reporting Standards – IFRS issued by the International Accounting Standards Board – IASB (A free translation from the original in Portuguese).

Consolidated net income attributable to the shareholders of Petrobras reached R$ 10,352 million in the 1H-2014 and R$ 4,959 million in the 2Q-2014.  Adjusted EBITDA reached R$ 30,595 million in the 1H-2014 and R$ 16,246 million in the 2Q-2014. Market capitalization of R$ 217,725 million, a 9% increase compared to the 1Q-2014.

Key events

R$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)

4,959	5,393	(8)	6,201	Consolidated net income attributable to the shareholders of Petrobras	10,352	13,894	(25)
2,600	2,531	3	2,555	Total domestic and international crude oil and natural gas production (Mbbl/d)	2,566	2,553	1
16,246	14,349	13	18,090	Adjusted EBITDA	30,595	34,322	(11)
217,725	199,739	9	200,864	Market capitalization (Parent Company)	217,725	200,864	8

The Company reported 2Q-2014 earnings of R$ 4,959 million, 8% lower compared to the 1Q-2014 and the following key events:

•           Higher domestic crude oil and NGL production (a 3% increase, 50 thousand barrels/day) compared to the 1Q-2014, due to the production ramp-up of new systems. Average monthly production of crude oil and NGL reached 2,008 thousand bpd in June 2014, a 2% increase compared to May 2014, and the Company reached a record production level at the pre-salt layer of 520 thousand bpd.

•           Production start-up of new systems: P-62 in Roncador field and the successful connection of the 7-LL-22D-RJS well to the FPSO Cid. de Paraty at the pre-salt layer of Santos Basin, using buoyancy supported risers (BSR - risers supported by a submerged buoy).

•           Crude oil exports were lower when compared to the 1Q-2014 (a 29% decrease, 57 thousand barrels/day) due to an increase in feedstock processed and an increase in exports in transit.

•           Domestic natural gas production was 418 thousand barrels of oil equivalent/day in June 2014, reaching a sustainable production growth and record monthly production levels.

•           Higher feedstock processed (a 2% increase, 43 thousand barrels/day) compared to the 1Q-2014, with a crude oil processing record reached in June 2014, as well as an increase in domestic output of oil products, which partially met the increase in domestic demand.

•           Net finance expense was higher, resulting from an increase in interest charges, attributable to recent debt issuances and from a decrease in the average balance of short-term financial investments in Brazil.

•           Good-quality crude oil (32° API) was discovered in ultra-deep waters in the Santos Basin pre-salt layer.

Comments of the CEO

Mrs. Maria das Graças Silva Foster

Dear Shareholders and Investors,

In the second quarter of 2014, our net income before finance income (expense), share of profit of equity-accounted investments, profit sharing and income taxes was R$ 8.8 billion, up by 17% from the first quarter (R$ 7.6 billion). This increase was primarily due to the absence of a provision for the Voluntary Separation Incentive Plan (R$ 2.4 billion), which took place in the 1Q-2014. The absence of the PIDV provision was partially offset by lower gains from the sale of assets when compared to the prior quarter (R$ 0.4 billion less) and write-downs of E&P projects during 2Q-2014 (R$ 0.4 billion).

Consolidated net income attributable to the shareholders of Petrobras in 2Q-2014 totaled R$ 5.0 billion as compared to the R$ 5.4 billion reported in the previous quarter. The lower net income stems primarily from a reduction of R$ 0.8 billion in the net financial results during the second quarter, as compared to 1Q-2014, and a higher effective income tax rate in the absence of tax credits that totaled R$ 0.5 billion in the first quarter of this year.

Our average oil and NGL production in Brazil was 1,972 thousand bpd in the 2Q-2014, up by 2.6% from the 1Q-2014 (1,922 thousand bpd). This increase resulted from the start-up of P-62, at Roncador field, and to the contribution of new wells on platforms P-55 (also at Roncador), P-58 (Parque das Baleias) and FPSO Cidade de São Paulo (Sapinhoá field).

Oil production has been growing steadily, from 1,926 thousand bpd in March to 2,008 thousand bpd in June, an increase of 82 thousand bpd during the quarter. Lifting cost in Reais decreased by 3% in the second quarter because of the ramping-up of these new production systems.

During the 2Q-2014, we connected 17 offshore wells, 31% more than in the 1Q-2014, when we connected 13 wells. Over the second half of the year, we plan to connect another 33 wells. We are confident of meeting this target, as most of these wells have already been drilled and completed. In addition, our fleet of PLSVs (Pipe Laying Support Vessels), which are required in order to perform these connections, numbered 11 units in 2013, and now total 14. By December, they will number 19.

Production in July reached 2,049 thousand bpd, which is 123 thousand bpd higher than the output for March. The fourth quarter of 2014 is expected to see an acceleration in the rate of growth, given the contribution of three additional production systems: P-61/TAD, currently on site at Papa-Terra field completing its interconnection to P-63; FPSO Cidade de Ilhabela (Sapinhoá Norte field) and FPSO Cidade de Mangaratiba (Iracema Sul field), both of which are practically ready for departure to their definitive locations. These advances will contribute to meeting our oil production target in 2014 of 7.5% (+/-1 p.p.) higher than in 2013.

I would like to express my great satisfaction with the record pre-salt production of 520 thousand bpd, which took place on June 24, with 25 production wells, eight years following its discovery. Better yet, on July 13, the pre-salt production operated by Petrobras broke a new record of 546 thousand bpd, which unequivocally signals that the challenges of the recent past have been overcome.

Our other business segments continue to operate at excellent levels. In Refining, total oil products output reached 2,180 thousand bpd in the 2Q-2014, up by 3% from the 1Q-2014, primarily due to higher diesel (+4.3%) and gasoline (+2.6%) production. The utilization factor stood at 98% compared to 96% in the previous quarter, while refining cost in Reais remained practically stable.

In June, we set a new oil processing record of 2,172 thousand bpd, which is 21 thousand bpd higher than the previous record set in March 2014 (2,151 thousand bpd). This result exemplifies our relentless pursuit to increase the efficiency of refineries while complying with health, safety and environmental standards.

Our output of refined products, primarily diesel and gasoline, will continue to increase in the second half of the year. The increase will be sustained by the start-up of the first train at the Abreu e Lima Refinery (RNEST) in November of this year (it is worth noting that some of the RNEST’s main units are already being commissioned), and by the higher utilization factor of our existing refineries as well as by adjusting the profile of the oil throughput. These factors will enable us to reduce our imports of oil and oil products by about 30% compared to the first half of the year. Our oil exports, which stood at 138 thousand bpd in the 2Q-2014 (195 thousand bpd in the 1Q-2014), reached 321 thousand bpd in July.

In the Gas and Power Segment, gas supply to the market totaled 96 million m3/day, a 6% rise from 1Q-2014. Supply was met primarily by higher LNG imports which supported the increase in thermoelectric power generation. Petrobras’ power generating facilities produced 4.7 GW (4.1 GW in the 1Q-2014), with higher margins due to a stable spot price of energy (around R$ 650/MWh), while the unit cost of the imported LNG was 8% lower than in the 2Q-2014.

We expect lower dependence on LNG imports in the second half of the year, since the supply of domestic gas will rise by about 20% in relation to the first half of the year.

I would like to point out the successful participation of Petrobras in the 13th Energy Auction, held in May, when we sold, for a five-year period, until December 2019, 574 average MW at R$ 262/MWh, an amount 12% higher than future energy prices traded in the open market for the period.

In the International Area, our total oil and natural gas production rose by 4% to 217 thousand boed from 209 thousand boed in the 1Q-2014 due to the ramp-up of the Cascade and Chinook fields in the United States of America, and to the start-up of the Kinteroni field in Peru. The total throughput processed stood at 178 thousand bpd, 8% higher than in the 1Q-2014, due to the return to operation of the Okinawa refinery following the planned shutdown, which occurred in February, and to the increased production of the Pasadena refinery, which produced 106 thousand bpd in the 2Q-2014 due to the maximization of the feedstock and excellent operational availability.

I would like to draw your attention to the exceptional results achieved with the PROCOP (Operating Costs Optimization Program) structuring program, which ended the first half of the year with savings of R$ 4.9 billion, 39% higher than expected (R$ 3.6 billion). PROCOP has already completed 68% of the annual target of R$ 7.3 billion, and is set to exceed the target established for 2014.

PROCOP continues to carry out its role of implementing and consolidating excellence in cost management in the Company’s culture, and of capturing the operational synergies among the different areas of Petrobras and of its subsidiaries: Transpetro, BR Distribuidora, Liquigás and Petrobras Biocombustível.

The result of the 614 cost optimization initiatives set forth in PROCOP, was a contribution of R$ 1.6 billion of net income in  2Q-2014.  In other words, without PROCOP we would have reported a net income of R$ 3.4 billion instead of the R$ 5.0 billion reported herein.

I would like to reiterate the importance of the Surplus Volumes of the Transfer of Rights in maintaining our production at the 4 million bpd level after 2020, since Petrobras will have access to oil volumes, according to the ANP, ranging between 9.8 and 15.2 billion boe in the areas of Búzios, Entorno de Iara, Florim and Nordeste de Tupi. These are well-known areas, with low exploratory risk, based on the acquisition of 2000 km2 of 3D seismic data, 17 wells drilled (of which 12 tested) and three Extended Well Tests (EWTs).

The direct contracting of the Surplus Volumes of the Transfer of Rights is consistent with the 2030 Strategic Plan and it will enable a higher return on the capital employed by the entire company by substantially increasing the share of E&P projects in its investment portfolio.

I would like to conclude this letter to our investors and shareholders by restating that the rise in oil, natural gas and refined products production, especially diesel and gasoline, is already a reality in our day-to-day activities. In addition to boosting production and reducing costs, we remain committed to adjusting Brazilian prices for oil products with those in the international market in order to achieve the Net Debt/EBITDA and Leverage targets within the limits and deadlines imposed by the Board of Directors to the Executive Board in November 2013.

Maria das Graças Silva Foster

Chief Executive Officer

FINANCIAL HIGHLIGHTS

Main Items and Consolidated Economic Indicators

R$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)

82,298	81,545	1	73,626	Sales revenues	163,843	146,162	12
19,015	19,454	(2)	18,707	Gross profit	38,469	37,564	2
8,848	7,577	17	11,341	Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	16,425	21,604	(24)
(940)	(174)	(440)	(3,551)	Net finance income (expense)	(1,114)	(2,161)	48
4,959	5,393	(8)	6,201	Consolidated net income attributable to the shareholders of Petrobras	10,352	13,894	(25)
0.38	0.41	(8)	0.48	Basic and diluted earnings per share [1]	0.79	1.07	(27)
217,725	199,739	9	200,864	Market capitalization (Parent Company)	217,725	200,864	8

23	24	(1)	25	Gross margin (%)	23	26	(3)
11	9	2	15	Operating margin (%) [2]	10	15	(5)
6	7	(1)	8	Net margin (%)	6	10	(4)
16,246	14,349	13	18,090	Adjusted EBITDA – R$ million [3]	30,595	34,322	(11)

				Net Income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes by business segment
16,466	16,246	1	13,646	. Exploration & Production	32,712	28,888	13
(5,916)	(7,420)	20	(3,704)	. Refining, Transportation and Marketing	(13,336)	(10,128)	(32)
804	631	27	820	. Gas & Power	1,435	2,019	(29)
(72)	(66)	(9)	(77)	. Biofuel	(138)	(144)	4
737	757	(3)	710	. Distribution	1,494	1,794	(17)
652	454	44	2,209	. International	1,106	3,407	(68)
(2,696)	(3,379)	20	(2,614)	. Corporate	(6,075)	(5,277)	(15)

20,915	20,584	2	24,344	Capital expenditures and investments	41,499	44,113	(6)

109.63	108.22	1	102.44	Brent crude (US$/bbl)	108.93	107.50	1
2.23	2.37	(6)	2.07	Average commercial selling rate for U.S. dollar	2.30	2.03	13
2.20	2.26	(3)	2.22	Period-end commercial selling rate for U.S. dollar	2.20	2.22	(1)
(2.7)	(3.4)	−	10.0	Variation period-end commercial selling rate for U.S. dollar (%)	(6.0)	8.4	−
10.89	10.40	−	7.52	Selic interest rate - average (%)	10.65	7.33	3

				Average price indicators
225.36	227.46	(1)	207.22	Domestic basic oil products price (R$/bbl)	226.39	205.50	10
				Sales price - Brazil
99.02	98.02	1	94.17	. Crude oil (U.S. dollars/bbl) [4]	98.53	98.52	−
49.58	47.33	5	50.41	. Natural gas (U.S. dollars/bbl)	48.49	49.52	(2)
				Sales price - International
87.91	84.18	4	89.94	. Crude oil (U.S. dollars/bbl)	86.10	92.08	(6)
20.36	23.28	(13)	21.31	. Natural gas (U.S. dollars/bbl)	21.74	22.18	(2)

1Basic and diluted earnings per share calculated based on the weighted average number of shares.
2Calculated based on net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes.
3EBITDA + share of profit of equity-accounted investments and impairment.
4Average between exports and the internal transfer prices from Exploration & Production to Refining, Transportation and Marketing.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

2Q-2014 x 1Q-2014 Results:

Gross Profit

Gross profit decreased by 2% (R$ 439 million), mainly due to:

➢ Sales revenues of R$ 82,298 million, 1% higher, when compared to the 1Q-2014, attributable to a higher domestic demand,  mainly diesel and gasoline, principally met by domestic output of oil products and to a higher natural gas sales volume for thermoelectric plants. Such effects were partially offset by lower crude oil exports (29%), reflecting a higher feedstock processed in domestic refineries and an increase in exports in transit, along with a 6% foreign exchange appreciation effect on oil products prices that are adjusted to reflect international prices and on exports.

➢ Costs of sales of R$ 63,283 million, 2% higher when compared to the 1Q-2014, due to an increase in crude oil import costs, resulting from the higher share of imports on feedstock processed, and to higher oil product sales volume in the domestic market, partially offset by the effect of foreign exchange appreciation on import costs and on production taxes.

Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes

Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes increased by 17% (R$ 1,271 million), due to lower operating expenses, attributable to the effect of our voluntary separation incentive plan in the 1Q-2014 (R$ 2,396 million), partially offset by higher write-offs of dry or subcommercial wells (R$ 438 million), lower gains on disposal of assets (R$ 361 million), write-offs of areas returned to the National Agency of Petroleum, Natural Gas and Biofuels – ANP in the amount of R$ 434 million (R$ 60 million in the 1Q-2014) and a lower gross profit.

Net finance expense

Net finance expense of R$ 940 million, R$ 766 million higher than in the 1Q-2014, resulting from higher interest charges on debt, along with a lower finance income attributable to a decrease in the average balance of short-term financial investments in Brazil.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 4,959 million, 8% lower, when compared to the 1Q-2014, resulting from a higher net finance expense, from an increase in income taxes, which were positively impacted by tax credits in the Netherlands in the 1Q-2014, partially offset by a higher net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes.

FINANCIAL HIGHLIGHTS

RESULTS OF OPERATIONS

1H-2014 x 1H-2013 Results:

Gross Profit

Gross profit increased by 2%, mainly due to:

➢ Sales revenues of R$ 163.843 million, 12% higher, when compared to the 1H-2013, resulting from:

•   Higher oil product prices in the domestic market attributable to diesel and gasoline adjustments in 2013, higher prices of oil products that are adjusted to reflect international prices and of exports (including a foreign currency depreciation effect of 13%), as well as higher electricity and natural gas prices;

•   A 3% increase in domestic oil product demand, mainly diesel (2%) and gasoline (5%), offset by lower crude oil export volumes (12%) and lower oil product exports (12%), mainly fuel oil.

➢ Cost of sales of R$ 125,374 million, 15% higher when compared to the 1H-2013, due to:

•   Higher import costs and production taxes attributable to foreign exchange depreciation (13%);

•   A 3% increase in domestic sales volumes of oil products, mainly met by imports, and higher natural gas import volumes to meet demand and offset the lower availability of domestic natural gas.

Net income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes

Net income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes reached R$ 16,425 million in the 1H-2014, a 24% decrease compared with the 1H-2013. The result for the first half reflected the impact of our Voluntary Separation Incentive Plan (R$ 2,376 million), higher write-offs of dry or sub-commercial wells (R$ 1,321 million), lower gains on disposal of assets (R$ 279 million), write-offs of areas returned to the National Agency of Petroleum, Natural Gas and Biofuels - ANP (R$ 494 million) and an increase in selling expenses (R$ 650 million) - mainly freights – partially offset by a higher gross profit.

Net finance expense

Net finance expense was R$ 1,047 million lower, resulting from foreign exchange and inflation indexation gains (R$ 2,740 million) attributable to a 6% appreciation of the Real against the U.S. dollar (8.4% depreciation of the Real in the 1H-2013), partially offset by higher interest expenses resulting from an increase in finance debt.

Net income attributable to the shareholders of Petrobras

Net income attributable to the shareholders of Petrobras reached R$ 10,352 million in the 1H-2014, 25% lower than in the 1H-2013, due to a decrease in the net income before finance expense, share of profit of equity-accounted investments, profit sharing and income taxes, partially offset by a decrease in net finance expense and lower income tax charges.

FINANCIAL HIGHLIGHTS

NET INCOME BY BUSINESS SEGMENT

Petrobras is an integrated energy company and most of the crude oil and natural gas production from the Exploration & Production segment is transferred to other business segments of the Company.

Our results by business segment include transactions carried out with third parties and transactions between business areas, for which transfer prices are determined between our business areas using methods based on market parameters.

EXPLORATION & PRODUCTION

				(R$ million)	For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Net Income	2014	2013	2014 x 2013 (%)

10,793	10,654	1	8,909		21,447	18,867	14

(2Q-2014 x 1Q-2014): Net income remained approximately flat, when compared to the 1Q-2014, due to an increase in crude oil and NGL production (3%) and to the impact of our voluntary separation incentive plan (PIDV) in the 1Q-2014. These effects were offset by a decrease in domestic crude oil sales/transfer prices and by the write-offs of areas returned to the National Agency of Petroleum, Natural Gas and Biofuels – ANP.

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from U.S.$ 10.20/bbl in the 1Q-2014 to U.S.$ 10.61/bbl in the 2Q-2014.

(1H-2014 x 1H-2013): The increase in net income is mainly attributable to an increase in domestic crude oil prices (sale/transfer) and to an increase in crude oil and NGL production (1%). These effects were partially offset by higher production taxes, increased equipment depreciation, higher costs from oil-platform chartering (resulting from the start-up of new systems), higher write-offs of dry or sub-commercial wells and of areas returned to the National Agency of Petroleum, Natural Gas and Biofuels – ANP, along with the impact of our voluntary separation incentive plan (PIDV).

The spread between the average domestic oil price (sale/transfer) and the average Brent price increased from US$8.98/bbl in the 1H-2013 to US$10.40/bbl in the 1H-2014.

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Exploration & Production - Brazil (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

1,972	1,922	3	1,931	Crude oil and NGLs	1,947	1,921	1
411	400	3	389	Natural gas [5]	406	394	3
2,383	2,322	3	2,320	Total	2,353	2,315	2

(2Q-2014 x 1Q-2014): The 3% increase in crude oil and NGL production is attributable to the start-up of P-62 (Roncador) and to the ramp-up of P-58 (Parque das Baleias), P-55 (Roncador) and FPSO-Cidade de São Paulo (Sapinhoá).

Natural gas production increased by 3% due to a higher production in FPSOs Cidade de São Paulo (Sapinhoá) and Cidade de Santos (Uruguá-Tambaú).

(1H-2014 x 1H-2013): Crude oil and NGL production increased by 1% in the 1H-2014 resulting from new Stationary Production Units that started up, P-63 (Papa-Terra), P-55 (Roncador), P-62 (Roncador) and P-58 (Parque das Baleias) and from the ramp-up of FPSO Cidade de Itajaí (Baúna), Cidade de Paraty (Lula NE) and Cidade de São Paulo (Sapinhoá). The natural decline of fields partially offset these effects.

The 3% increase in natural gas production is attributable to a higher production in Mexilhão, Lula and Sapinhoá fields and to the start-up of Lula Nordeste field.

*Not reviewed by independent auditor.
5Does not include LNG. Includes gas reinjection.

FINANCIAL HIGHLIGHTS

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Lifting Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

				U.S.$/barrel:
14.57	14.15	3	15.02	Excluding production taxes	14.36	14.89	(4)
32.60	33.00	(1)	32.05	Including production taxes	32.79	32.80	−

				R$/barrel:
32.30	33.14	(3)	31.25	Excluding production taxes	32.71	30.38	8
71.55	76.86	(7)	67.88	Including production taxes	74.16	67.48	10

 Lifting Cost - Excluding production taxes – U.S.$/barrel

(2Q-2014 x 1Q-2014): Lifting cost excluding production taxes in U.S.$/barrel increased by 3%. Excluding the impact of foreign currency variation, it decreased by 1%, mainly due to the ramp-up of new systems P-58 (Parque das Baleias), P-55 (Roncador) and FPSO-Cidade de São Paulo (Sapinhoá).

(1H-2014 x 1H-2013): Lifting cost excluding production taxes in U.S.$/barrel decreased by 4% in the 1H-2014, when compared to the 1H-2013. Excluding the impact of foreign currency variation, it increased by 4% due to the production start-up of FPSO Cidade de Paraty (Lula NE Pilot), Dynamic Producer (Lula Central) and of Stationary Production Units P-63 (Papa-Terra), P-55 (Roncador), P-62 (Roncador) and P-58 (Parque das Baleias), which have higher cost per unit during start-up. Higher employee compensation costs, resulting from our 2013 Collective Bargaining Agreement also affected lifting cost.

Lifting Cost - Including production taxes – U.S.$/barrel

(2Q-2014 x 1Q-2014): Production taxes decreased by 4%, resulting from a decrease in production in fields subject to higher special participation charges (Lula, Marlim and Marlim Sul), partially offset by an increase in average reference price for domestic crude oil in U.S. dollars, reflecting higher international crude oil prices.

(1H-2014 x 1H-2013): The 3% increase in production taxes is attributable to a higher average reference price for domestic crude oil in U.S. dollars, reflecting higher international crude oil prices.

* Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

REFINING, TRANSPORTATION AND MARKETING

				(R$ million)	For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Net Income	2014	2013	2014 x 2013 (%)

(3,883)	(4,808)	19	(2,509)		(8,691)	(6,758)	(29)

(2Q-2014 x 1Q-2014): Lower crude oil acquisition/transfer costs (attributable to a 6% depreciation of the U.S. dollar against the Real), an increase in output of oil products (3%) and the non-recurring effect of our Voluntary Separation Incentive Plan (PIDV) in the 1Q-2014 helped reduce net losses.

(1H-2014 x 1H-2013): Net losses were higher resulting from an increase in crude oil acquisition/transfer costs (attributable to a 13% appreciation of the U.S. dollar against the Real) and from the impact of our Voluntary Separation Incentive Plan (PIDV). Higher oil product prices, principally diesel and gasoline, partially offset these effects.

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Imports and Exports of Crude Oil and Oil Products (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

534	359	49	447	Crude oil imports	447	465	(4)
407	424	(4)	261	Oil product imports	415	318	31
941	783	20	708	Imports of crude oil and oil products	862	783	10
138	195	(29)	162	Crude oil exports [6]	166	189	(12)
170	171	(1)	197	Oil product exports	170	194	(12)
308	366	(16)	359	Exports of crude oil and oil products	336	383	(12)
(633)	(417)	(52)	(349)	Exports (imports) net of crude oil and oil products	(526)	(400)	(32)
1	3	−	2	Other exports	3	2	50

(2Q-2014 x 1Q-2014): Crude oil exports were lower, due to an increase in feedstock processed and higher exports in transit (87 thousand barrels/day).

Oil product imports decreased, resulting from a higher gasoline production.

The increase in crude oil imports in the 2Q-2014, mainly in June, is attributable to trading opportunities and to a higher share of crude oil imports on total feedstock processed. The 1Q-2014 was also impacted by a stoppage in REPLAN.

(1H-2014 x 1H-2013): The decrease in crude oil imports and crude oil exports in the 1H-2014 is attributable to a higher share of domestic crude oil on total feedstock processed.

Fuel oil exports were lower resulting from higher domestic sales to meet thermoelectric dispatch.

Oil product imports increased in the 1H-2014 to meet an increase in domestic demand, which exceeded the increase in our output of oil products.

*Not reviewed by independent auditor.
6Include crude oil exports volumes of Refining, Transportation and Marketing and Exploration & Production segments.

FINANCIAL HIGHLIGHTS

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Refining Operations (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

2,180	2,124	3	2,138	Output of oil products	2,152	2,133	1
2,102	2,102	−	2,079	Reference feedstock [7]	2,102	2,079	1
98	96	2	99	Refining plants utilization factor (%) [8]	97	99	(2)
2,064	2,017	2	2,058	Feedstock processed (excluding NGL) - Brazil [9]	2,041	2,048	−
2,101	2,058	2	2,102	Feedstock processed - Brazil [10]	2,080	2,092	(1)
82	83	(1)	79	Domestic crude oil as % of total feedstock processed	82	81	1

(2Q-2014 x 1Q-2014): Daily feedstock processed increased by 2% due to the return of the distillation unit of Replan refinery to normal operation, after a stoppage in the 1Q-2014.

(1H-2014 x 1H-2013): Daily feedstock processing (including NGL) decreased by 1% in the 1H-2014 due to a scheduled stoppage of the distillation unit of Replan refinery in February 2014. Oil products output was 1% higher in the 1H-2014 resulting from increased usage of intermediate products.

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Refining Cost - Brazil (*)	2014	2013	2014 x 2013 (%)

2.94	2.75	7	3.08	Refining cost (U.S.$/barrel)	2.85	3.11	(8)

6.56	6.48	1	6.37	Refining cost (R$/barrel)	6.52	6.31	3

(2Q-2014 x 1Q-2014): Refining cost, in US$/barrel, increased by 7%. Refining cost in R$/barrel remained relatively flat in the period.

(1H-2014 x 1H-2013): Refining cost, in US$/barrel, decreased by 8%. Refining cost, in R$/barrel, increased by 3%, resulting from a decrease in crude oil and NGL feedstock processing and from higher employee compensation costs arising from the 2013 Collective Bargaining Agreement.

*Not reviewed by independent auditor.
7Reference feedstock or Installed capacity of primary processing considers the maximum sustainable feedstock processing reached at the distillation units, respecting the project limits of equipments and the safety,  environment and product quality requirements. It is lower than the authorized capacity set by ANP (including temporary authorizations) and by environmental institutions.
8Refining plants utilization factor is the relation between the feedstock processed (excluding NGL) and the reference feedstock.
9Feedstock processed (excluding NGL) – Brazil is the volume of crude oil processed. As from 4Q-2013, this indicator has been included, since it is factored into the calculation of the Refining Plants Utilization Factor.
10Feedstock processed – Brazil includes crude oil and NGL processing.

FINANCIAL HIGHLIGHTS

GAS & POWER

				(R$ million)	For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Net Income	2014	2013	2014 x 2013 (%)

702	515	36	577		1,217	1,455	(16)

(2Q-2014 x 1Q-2014): Net income was higher, resulting from an increase in electricity generation, attributable to a higher thermoelectric demand, as well as from a lower average unit cost of Liquid Natural Gas (LNG) imports. These effects were partially offset by a higher volume of LNG imports and by a R$ 646 million gain on the disposal of 100% of our interest in Brasil PCH S.A. in the 1Q-2014.

(1H-2014 x 1H-2013): Net income was lower due to higher LNG and natural gas import costs to meet thermoelectric demand and to the impact of our Voluntary Separation Incentive Plan (PIDV). These effects were partially offset by the gain on the disposal of 100% of our interest in Brasil PCH S.A. and by the higher average electricity prices resulting from an increase in the prices in the spot market (differences settlement price), attributable to lower water reservoir levels of hydroelectric power plants in Brazil (driven by low rainfall levels).

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Physical and Financial Indicators (*)	2014	2013	2014 x 2013 (%)

1,157	1,252	(8)	2,318	Electricity sales (Free Contracting Environment - ACL) - average MW	1,204	2,103	(43)
2,453	1,891	30	1,798	Electricity sales (Regulated contracting environment - ACR) - average MW	2,193	1,798	22
4,690	4,117	14	4,493	Generation of electricity - average MW	4,405	4,805	(8)
649	651	−	250	Differences settlement price - R$/MWh [11]	650	288	126
150	119	26	122	Imports of LNG (Mbbl/d)	135	111	22
205	204	−	196	Imports of natural gas (Mbbl/d)	205	197	4

(2Q-2014 x 1Q-2014): Electricity sales volumes were 8% lower on the Free Contracting Environment – ACL, mainly attributable to a shift towards the regulated contracting environment (Ambiente de Contratação Regulada – ACR) of a portion of our available capacity.

Sales volumes on the Regulated Contracting Environment – ACR were higher in the 2Q-2014, resulting from 574 average MW sold on an energy auction (A/2014) in April, for five years, starting on May 2014.

LNG import volumes were 26% higher, resulting from a higher non-thermoelectric and thermoelectric demand. Thermoelectric demand was higher due to an increase in thermoelectric dispatch from the National Electricity Network Operator – Operador Nacional do Sistema (ONS).

(1H-2014 x 1H-2013): Electricity sales volumes in the 1H-2014 were 43% lower resulting from a shift towards the regulated contracting environment (Ambiente de Contratação Regulada – ACR) of a portion of our available capacity (574 average MW). The termination of the lease agreement for UTE Araucária, which reduced the availability of electricity for trading (349 average MW) and a lower demand in the spot market attributable to higher prices, also affected sales volumes.

Electricity generation was 8% lower in the 1H-2014. This decrease is attributable to maintenance stoppages in thermoelectric plants: UTEs – Governador Leonel Brizola, Luiz Carlos Prestes, Celso Furtado, Euzébio Rocha and Aureliano Chaves (403 average MW), as well as the termination of the lease agreement for UTE Araucária (349 average MW) and the interruption of natural gas supplies to UTE Cuiabá (180 average MW) in the 1Q-2014.

Prices in the spot market (differences settlement price) were 126% higher in the 1H-2014 resulting from the lower rainfall levels, which affected water reservoir levels of hydroelectric power plants in Brazil.

LNG imports and natural gas imports from Bolivia were 22% and 4% higher, respectively, to meet a higher thermoelectric and non-thermoelectric demand.

(*)Not reviewed by independent auditor.
11Weekly weighed prices per output level (light, medium and heavy), number of hours and submarket capacity.

FINANCIAL HIGHLIGHTS

BIOFUEL

				(R$ million)	For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Net Income	2014	2013	2014 x 2013 (%)

(66)	(75)	12	(74)		(141)	(122)	(16)

(2Q-2014 x 1Q-2014): Net losses were lower, due to a decrease in the share of losses from ethanol investees.

(1H-2014 x 1H-2013): Biofuel net losses were higher resulting from an increase in the share of losses from biodiesel investees and from the impact of our voluntary separation incentive plan (PIDV). A decrease in the share of losses from ethanol investees and lower research and development expenses partially offset this effect.

DISTRIBUTION

				(R$ million)	For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Net Income	2014	2013	2014 x 2013 (%)

472	484	(2)	452		956	1,161	(18)

(2Q-2014 x 1Q-2014): Net income remained flat, when compared to the 1Q-2014, due to an increase in sales volumes (2%) and to the effect of our Voluntary Separation Incentive Plan (PIDV) in the 1Q-2014, offset by lower average trade margins for fuel (10%).

(1H-2014 x 1H-2013): Net income was lower due to the impact of our Voluntary Separation Incentive Plan (PIDV) and to lower average trade margins (3%), partially offset by higher sales volumes (5%).

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Market Share (*)	2014	2013	2014 x 2013 (%)

37.7%	38.1%	−	37.6%		37.9%	38.2%	−

(2Q-2014 x 1Q-2014): The decrease in the market share in the 2Q-2014 is seasonal and attributable to the sales mix of the distribution segment.

(1H-2014 x 1H-2013): Notwithstanding the higher sales volumes in the 1H-2014, market share decreased due to the lower electricity generation by thermoelectric plants that run on diesel, of the National Interconnected Electricity System.

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

INTERNATIONAL

				(R$ million)	For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Net Income	2014	2013	2014 x 2013 (%)

393	753	(48)	1,968		1,146	2,700	(58)

(2Q-2014 x 1Q-2014): Net income was lower resulting from a lower share of profit of equity-accounted investees, attributable to the write-off of wells in Gabon and to a lower income in Nigeria, as well as from the write-off of wells in the United States in the 2Q-2014 and to the positive effect of tax credits recognized in the Netherlands in the 1Q-2014. These effects were partially offset by gains on disposal of onshore E&P assets in Colombia and of exploration blocks in Uruguay.

(1H-2014 x 1H-2013): Net income was lower resulting from a non-recurring gain on the disposal of 50% of our assets in Africa in the 1H-2013. Higher production from E&P activities in the United States attributable to the production start-up of new wells in Cascade and Chinook fields, as well as higher margins in Pasadena Refinery partially offset these effects.

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Exploration & Production-International (Mbbl/d)12(*)	2014	2013	2014 x 2013 (%)

				Consolidated international production
91	87	5	139	Crude oil and NGLs	89	141	(37)
95	91	4	90	Natural gas	93	91	2
186	178	4	229	Total	182	232	(22)
31	31	−	6	Non-consolidated international production	31	6	417
217	209	4	235	Total international production	213	238	(11)

(2Q-2014 x 1Q-2014): Crude oil and NGL production increased by 5%, mainly due to the ramp-up of Cascade and Chinook fields in the United States, beginning on January 2014, and to the production start-up of Kinteroni field in Peru in March 2014. Production was affected by the disposal of onshore areas in Colombia concluded in April 2014.

Natural gas production increased by 4%, mainly in Peru, due to the production start-up of Kinteroni field in March 2014.

(1H-2014 x 1H-2013): Consolidated crude oil and NGL production decreased by 37% in the 1H-2014, partially offset by higher crude oil and NGL production in the United States, attributable to the ramp-up of Cascade and Chinook fields, with the start-up of new wells, beginning on January 2014. This decrease results from the disposal of onshore areas in Colombia, concluded in April 2014, from the disposal of the Puesto Hernandez asset in Argentina in January 2014 and of 50% of our interest in companies in Nigeria in June 2013. Our production share in Nigerian assets (our 50% remaining interest) has been accounted for as non-consolidated production.

Natural gas production was higher, mainly in Peru, due to the start-up of Kinteroni field in March 2014.

(*)Not reviewed by independent auditor.

12Some of the countries that comprise the international production, such as Nigeria and Angola, are operating under the production-sharing model, with the production taxes charged in crude oil barrels.

FINANCIAL HIGHLIGHTS

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Lifting Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)

8.93	7.85	14	8.75		8.40	8.62	(3)

(2Q-2014 x 1Q-2014): Lifting cost was 14% higher, mainly in the United States, due to the maintenance bonus paid to the platform operator in Cascade and Chinook fields, and in Argentina, due to higher well interventions in Neuquina and Austral basins. The higher production in the period partially offset this effect.

(1H-2014 x 1H-2013): International lifting cost was 3% lower in the 1H-2014, mainly in Argentina, resulting from the depreciation of the Argentine Peso against the U.S. dollar and from the disposal of our Puesto Hernández asset, which had higher-than-average production costs when compared to other assets in the international segment. The disposal of 50% of our interest in companies in Nigeria, which had lower-than-average production costs, partially offset this effect.

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Refining Operations - International (Mbbl/d) (*)	2014	2013	2014 x 2013 (%)

178	165	8	181	Total feedstock processed [13]	172	177	(3)
193	175	10	199	Output of oil products	184	192	(4)
230	230	−	231	Reference feedstock [14]	230	231	−
75	70	5	73	Refining plants utilization factor (%) [15]	72	72	−

(2Q-2014 x 1Q-2014): Feedstock processed was 8% higher, along with an increase in the output of oil products and in the capacity utilization in the 2Q-2014, mainly in Japan, attributable to the non-recurring effect of a scheduled stoppage in our Japanese refinery in the 1Q-2014. A better refining performance in the United States also affected the operational indicators, due to the maximization of feedstock processed, attributable to better margins, as well as to the maintenance of a good operational capacity of the refinery.

(1H-2014 x 1H-2013): The increase in feedstock processed in our U.S. refinery, resulting from a higher light oil processing availability for local crude oil, partially offset the decrease in total feedstock processed and output of oil products attributable to a scheduled stoppage in our Japanese refinery in the 1Q-2014.

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013	Refining Cost - International (U.S.$/barrel) (*)	2014	2013	2014 x 2013 (%)

3.76	3.66	3	3.76		3.71	3.78	(2)

(2Q-2014 x 1Q-2014): Refining cost per unit increased by 3% due to higher maintenance expenses in Japan and to higher employee compensation costs and service costs in Argentina. These effects were partially offset by a higher feedstock processed in the period.

(1H-2014 x 1H-2013): International refining cost per unit was 2% lower in the 1H-2014 due to a decrease in the costs of catalyzers and chemical products in the United States and to the depreciation of the Argentine Peso against the U.S. dollar, which reduced refining costs in Argentina (when expressed in U.S. dollars). Higher refining costs in Japan attributable to maintenance expenses partially offset these effects.

(*)Not reviewed by independent auditor.
13otal feedstock processed is the crude oil processed abroad at the atmospheric distillation plants, plus the intermediate products acquired from third parties and used as feedstock in other refining units.
14Reference feedstock is the maximum sustainable crude oil feedstock reached at distillation plants.
15Refining Plants Utilization Factor is the relation between the crude oil processed at the distillation plant and the reference feedstock.

FINANCIAL HIGHLIGHTS

Sales Volumes – (Mbbl/d) (*)

					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)

999	947	5	978	Diesel	973	950	2
619	601	3	583	Gasoline	610	582	5
114	110	4	103	Fuel oil	112	110	2
162	178	(9)	170	Naphtha	170	175	(3)
237	222	7	233	LPG	230	223	3
108	111	(3)	104	Jet fuel	109	104	5
204	202	1	201	Others	203	199	2
2,443	2,371	3	2,372	Total oil products	2,407	2,343	3
88	97	(9)	83	Ethanol, nitrogen fertilizers, renewables and other products	92	82	12
451	427	6	435	Natural gas	439	426	3
2,982	2,895	3	2,890	Total domestic market	2,938	2,851	3
309	369	(16)	361	Exports	339	385	(12)
598	560	7	501	International sales	579	495	17
907	929	(2)	862	Total international market	918	880	4
3,889	3,824	2	3,752	Total	3,856	3,731	3

(2Q-2014 x 1Q-2014): Our domestic sales volumes increased by 3% when compared to the 1Q-2014, primarily due to:

•         Diesel (a 5% increase) – due to seasonal demand, attributable to a lower industrial and agricultural activity in the beginning of the year;

•         Gasoline (a 3% increase) – due to the increase in the light vehicle fleet and higher competitive advantage of gasoline relatively to ethanol;

•         LPG (a 7% increase) – due to the lower average temperatures and higher economic activity;

•         Natural gas (a 6% increase) – due to a higher thermoelectric demand; and

•         Naphta (a 9% decrease) – attributable to maintenance stoppages in petrochemical plants.

(1H-2014 x 1H-2013): Our domestic sales volumes increased by 3% in the 1H-2014 compared to the 1H-2013, primarily due to:

•         Diesel (a 2% increase) – higher consumption in infrastructure construction projects and an increase in the Brazilian diesel-moved light vehicle fleet (vans, pick-ups and SUVs). Lower thermoelectric demand partially offset these effects;

•         Gasoline (a 5% increase) – an increase in the flex-fuel automotive fleet attributable to the higher competitive advantage of gasoline prices relatively to ethanol in most Brazilian states and to a higher household consumption. An increase in the anhydrous ethanol mandatory content in Type C gasoline (from 20% to 25%) partially offset these effects;

•         LPG (a 3% increase) – an increase in LPG share in the industrial sector, replacing other fuel sources, along with new consumers and an increase in household consumption;

•         Natural gas (a 3% increase) – higher thermoelectric demand.

(*)Not reviewed by independent auditor.

FINANCIAL HIGHLIGHTS

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Statement of Cash Flows Data – Summary16

R$ million
				For the first half of
2Q-2014	1Q-2014	2Q-2013		2014	2013

78,478	46,257	46,262	Adjusted cash and cash equivalents at the beginning of period [17]	46,257	48,497
(10,011)	(9,085)	(19,027)	Government securities at the beginning of period	(9,085)	(20,869)
68,467	37,172	27,235	Cash and cash equivalents at the beginning of period [16]	37,172	27,628
14,299	9,415	16,197	Net cash provided by operating activities	23,714	31,076
(16,924)	(20,193)	(22,344)	Net cash used in investing activities	(37,117)	(38,664)
(19,141)	(20,336)	(23,165)	Capital expenditures and investments in operating segments	(39,477)	(41,581)
185	869	3,184	Proceeds from disposal of assets (divestment)	1,054	3,192
2,032	(726)	(2,363)	Investments in marketable securities	1,306	(275)
(2,625)	(10,778)	(6,147)	(=) Net cash flow	(13,403)	(7,588)
2,294	44,001	31,281	Net financings	46,295	32,414
10,119	53,907	53,820	Proceeds from long-term financing	64,026	61,149
(7,825)	(9,906)	(22,539)	Repayments	(17,731)	(28,735)
(8,731)	−	(2,869)	Dividends paid to shareholders	(8,731)	(2,870)
110	(109)	(95)	Acquisition of non-controlling interest	1	(199)
(1,375)	(1,819)	1,845	Effect of exchange rate changes on cash and cash equivalents	(3,194)	1,865
58,140	68,467	51,250	Cash and cash equivalents at the end of period [16]	58,140	51,250
8,223	10,011	21,511	Government securities at the end of period	8,223	21,511
66,363	78,478	72,761	Adjusted cash and cash equivalents at the end of period [17]	66,363	72,761

As of June 30, 2014, we had a balance of cash and cash equivalents of R$ 58,140 million, compared with R$ 37,172 million as of December 31, 2013. Our adjusted cash and cash equivalents balance17increased by 43% from R$ 46,257 million as of December 31, 2013 to R$ 66,363 million as of June 30, 2014.

Our principal uses of funds in the 1H-2014 were for capital expenditures (R$ 39,477 million) and payment of dividends (R$ 8,731 million). We met these requirements with cash provided by operating activities of R$ 23,714 million and net long-term financing of R$ 46,295 million. Adjusted cash and cash equivalents were R$ 20,106 million higher as of June 30, 2014, when compared to December 31, 2013.

Net cash provided by operating activities in the 1H-2014 decreased by 24% when compared to the 1H-2013 resulting from an increase in our need for working capital attributable to a higher balance of trading receivables (R$ 3,190 million) and an increase in inventory levels (R$ 4,760 million).

Proceeds from long-term financing, net of repayments, totaled R$ 46,295 million in the 1H-2014, an R$ 13,881 million increase when compared to the 1H-2013. The principal sources of long-term financing were the issuance of notes for a total of US$ 5.1 billion in the European capital market in January 2014 and US$ 8.5 billion in the North-American capital market in March 2014, as well as long-term funding obtained from the domestic and international banking markets.

Capital expenditures and investments totaled R$ 39,477 million in the 1H-2014 compared with R$ 41,581 million in the 1H-2013. RTM capital expenditures decreased by R$ 4,292 million, partially offset by the increase of E&P capital expenditures of R$ 2,202 million. Proceeds from disposal of assets were R$ 2,138 million lower, resulting from the non-recurring effect of the disposal of 50% of our assets in Africa in 2013.

16For more details, see the Consolidated Statement of Cash Flows Data on page 21.
17Our adjusted cash and cash equivalents include government bonds with maturities of more than 90 days. This measure is not computed in accordance with International Financial Reporting Standards – IFRS and should not be considered in isolation or as a substitute for cash and cash equivalents computed in accordance with IFRS. It may not be comparable to adjusted cash and cash equivalents of other companies, however management believes that it is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.

FINANCIAL HIGHLIGHTS

Capital expenditures and investments

	R$ million
	For the first half of
	2014	%	2013	%	Δ%

Exploration & Production	26,926	65	24,049	54	12
Refining, Transportation and Marketing	9,486	23	14,453	33	(34)
Gas & Power	2,590	6	2,435	6	6
International	1,472	4	2,281	5	(35)
Exploration & Production	1,265	86	2,134	94	(41)
Refining, Transportation and Marketing	173	12	99	4	75
Gas & Power	6	−	3	−	100
Distribution	22	1	37	2	(41)
Other	6	−	8	−	(25)
Distribution	429	1	435	1	(1)
Biofuel	19	−	28	−	(32)
Corporate	577	1	432	1	34
Total capital expenditures and investments	41,499	100	44,113	100	(6)

Pursuant to its strategic objectives, the Company operates through joint ventures in Brazil and abroad, as a concessionaire of oil and gas exploration, development and production rights.

In the 1H-2014, we invested R$ 41,499 million, primarily aiming at increasing production and modernizing and expanding our refineries.

FINANCIAL HIGHLIGHTS

Consolidated debt

	R$ million

	06.30.2014	12.31.2013	Δ%

Current debt [18]	23,535	18,782	25
Non-current debt [19]	284,177	249,038	14
Total	307,712	267,820	15
Cash and cash equivalents	58,140	37,172	56
Government securities (maturity of more than 90 days)	8,223	9,085	(9)
Adjusted cash and cash equivalents	66,363	46,257	43
Net debt [20]	241,349	221,563	9
Net debt/(net debt+shareholders' equity)	40%	39%	1
Total net liabilities [21]	734,007	706,710	4
Capital structure
(Net third parties capital / total net liabilities)	51%	51%	−
Net debt/Adjusted EBITDA ratio	3.94	3.52	12

	U.S.$ million

	06.30.2014	12.31.2013	Δ%

Current debt [18]	10,685	8,017	33
Non-current debt [19]	129,025	106,308	21
Total	139,710	114,325	22
Net debt [20]	109,580	94,579	16

	R$ million

	06.30.2014	12.31.2013	Δ%

Summarized information on financing
Floating rate debt	150,011	138,463	8
Fixed rate debt	157,485	129,148	22
Total	307,496	267,611	15

Reais	61,986	53,465	16
US Dollars	212,190	191,572	11
Euro	23,713	14,987	58
Other currencies	9,607	7,587	27
Total	307,496	267,611	15

2014	16,897	18,744	(10)
2015	14,904	17,017	(12)
2016	28,984	29,731	(3)
2017	27,122	20,331	33
2018	41,127	37,598	9
2019 and thereafter	178,462	144,190	24
Total	307,496	267,611	15

Consolidated net debt in Reais increased by 9% when compared to December 31, 2013 as a result of long-term financing, partially offset by a 6% impact from the appreciation of the Real against the U.S. dollar.

Nota de rodapé  : [18]  [19] [20] [21],

18Inclu]des Capital lease obligations (R$ 40 million on June 30, 2014 and R$ 38 million on December 31, 2013).
19Includes Capital lease obligations (R$ 176 million on June 30, 2014 and R$ 171 million on December 31, 2013).
20Ournet debt is not computed in accordance with International Standards -IFRS and should not be considered in isolation or as a substitute for total long-term debt calculated in accordance with IFRS.  Our calculation of net debt may not be comparable to the calculation of net debt by other companies. Management believes that net debt is an appropriate supplemental measure that helps investors assess our liquidity and assists management in targeting leverage improvements.
21Total liabilities net of adjusted cash and cash equivalents.

FINANCIAL HIGHLIGHTS

FINANCIAL STATEMENTS

Income Statement - Consolidated22

R$ million
				For the first half of
2Q-2014	1Q-2014	2Q-2013		2014	2013

82,298	81,545	73,626	Sales revenues	163,843	146,162
(63,283)	(62,091)	(54,919)	Cost of sales	(125,374)	(108,598)
19,015	19,454	18,707	Gross profit	38,469	37,564
(2,772)	(2,725)	(2,552)	Selling expenses	(5,497)	(4,847)
(2,580)	(2,560)	(2,590)	General and administrative expenses	(5,140)	(5,060)
(1,803)	(1,525)	(1,207)	Exploration costs	(3,328)	(2,488)
(601)	(592)	(594)	Research and development expenses	(1,193)	(1,268)
(313)	(327)	(249)	Other taxes	(640)	(472)
(2,098)	(4,148)	(174)	Other operating income and expenses, net	(6,246)	(1,825)
(10,167)	(11,877)	(7,366)		(22,044)	(15,960)
8,848	7,577	11,341	Net income before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	16,425	21,604
758	1,042	909	Finance income	1,800	1,881
(2,243)	(1,848)	(1,280)	Finance expense	(4,091)	(2,479)
545	632	(3,180)	Foreign exchange and inflation indexation charges	1,177	(1,563)
(940)	(174)	(3,551)	Net finance income (expense)	(1,114)	(2,161)
271	522	390	Share of profit of equity-accounted investments	793	546
(312)	(336)	(235)	Profit-sharing	(648)	(648)
7,867	7,589	7,945	Net income before income taxes	15,456	19,341
(2,676)	(1,803)	(2,266)	Income taxes	(4,479)	(5,827)
5,191	5,786	5,679	Net income	10,977	13,514
			Net income (loss) attributable to:
4,959	5,393	6,201	Shareholders of Petrobras	10,352	13,894
232	393	(522)	Non-controlling interests	625	(380)
5,191	5,786	5,679		10,977	13,514

22As from the 1Q-2014, a line item for profit sharing benefits has been disclosed, as it is done for our annual consolidated financial statements. The amounts for 2013 were reclassified for comparison purposes.

FINANCIAL HIGHLIGHTS

Statement of Financial Position – Consolidated

ASSETS	R$ million

	06.30.2014	12.31.2013

Current assets	144,270	123,351
Cash and cash equivalents	58,140	37,172
Marketable securities	8,236	9,101
Trade and other receivables, net	23,412	22,652
Inventories	37,408	33,324
Recoverable taxes	8,344	11,646
Assets classified as held for sale	4,223	5,638
Other current assets	4,507	3,818

Non-current assets	656,100	629,616
Long-term receivables	45,138	44,000
Trade and other receivables, net	12,660	10,616
Marketable securities	299	307
Judicial deposits	6,395	5,866
Deferred taxes	2,377	2,647
Other tax assets	11,450	12,603
Advances to suppliers	6,992	7,566
Other non-current assets	4,965	4,395
Investments	15,669	15,615
Property, plant and equipment	559,335	533,880
Intangible assets	35,958	36,121
Total assets	800,370	752,967

LIABILITIES	R$ million

	06.30.2014	12.31.2013

Current liabilities	75,256	82,525
Trade payables	27,551	27,922
Current debt	23,535	18,782
Taxes payable	11,059	11,597
Dividends payable	−	9,301
Employee compensation (payroll, profit-sharing and related charges)	5,709	4,806
Pension and medical benefits	1,909	1,912
Liabilities associated with assets classified as held for sale	588	2,514
Other current liabilities	4,905	5,691
Non-current liabilities	362,874	321,108
Non-current debt	284,177	249,038
Deferred taxes	28,054	23,206
Pension and medical benefits	28,864	27,541
Provision for decommissioning costs	16,176	16,709
Provisions for legal proceedings	3,327	2,918
Other non-current liabilities	2,276	1,696
Shareholders' equity	362,240	349,334
Share capital	205,432	205,411
Profit reserves and others	155,268	142,529
Non-controlling interests	1,540	1,394
Total liabilities and shareholders' equity	800,370	752,967

FINANCIAL HIGHLIGHTS

Statement of Cash Flows Data – Consolidated

R$ million

				For the first half of
2Q-2014	1Q-2014	2Q-2013		2014	2013

4,959	5,393	6,201	Net income attributable to the shareholders of Petrobras	10,352	13,894
9,340	4,022	9,996	(+) Adjustments for:	13,362	17,182
7,710	7,123	6,984	Depreciation, depletion and amortization	14,833	13,366
1,479	1,417	3,417	Foreign exchange and inflation indexation and finance charges	2,896	2,364
232	393	(522)	Non-controlling interests	625	(380)
(271)	(522)	(390)	Share of profit of equity-accounted investments	(793)	(546)
271	(584)	(1,371)	(Gains) / losses on disposal / write-offs of non-current assets, E&P areas returned and cancelled projects	(313)	(1,400)
1,614	682	3,060	Deferred income taxes, net	2,296	3,206
1,495	1,057	624	Exploration expenditures writen-off	2,552	1,231
197	276	324	Impairment	473	471
1,211	1,041	1,373	Pension and medical benefits (actuarial expense)	2,252	2,775
(2,290)	(2,470)	687	Inventories	(4,760)	(1,637)
(641)	(2,549)	404	Trade and other receivables, net	(3,190)	777
644	(487)	(475)	Trade payables	157	(75)
(566)	(335)	(489)	Pension and medical benefits	(901)	(787)
(732)	(1,274)	(4,039)	Taxes payable	(2,006)	(2,493)
(1,013)	254	409	Other assets and liabilities	(759)	310
14,299	9,415	16,197	(=) Net cash provided by (used in) operating activities	23,714	31,076
(16,924)	(20,193)	(22,344)	(-) Net cash provided by (used in) investing activities	(37,117)	(38,664)
(19,141)	(20,336)	(23,165)	Capital expenditures and investments in operating segments	(39,477)	(41,581)
185	869	3,184	Proceeds from disposal of assets (divestment)	1,054	3,192
2,032	(726)	(2,363)	Investments in marketable securities	1,306	(275)
(2,625)	(10,778)	(6,147)	(=) Net cash flow	(13,403)	(7,588)
(6,327)	43,892	28,317	(-) Net cash provided by (used in) financing activities	37,565	29,345
10,119	53,907	53,820	Proceeds from long-term financing	64,026	61,150
(4,933)	(6,135)	(20,742)	Repayment of principal	(11,068)	(23,814)
(2,892)	(3,771)	(1,797)	Repayment of interest	(6,663)	(4,921)
(8,731)	−	(2,869)	Dividends paid to shareholders	(8,731)	(2,871)
110	(109)	(95)	Acquisition of non-controlling interest	1	(199)
(1,375)	(1,819)	1,845	Effect of exchange rate changes on cash and cash equivalents	(3,194)	1,865
(10,327)	31,295	24,015	(=) Net increase (decrease) in cash and cash equivalents in the period	20,968	23,622
68,467	37,172	27,235	Cash and cash equivalents at the beginning of period	37,172	27,628
58,140	68,467	51,250	Cash and cash equivalents at the end of period	58,140	51,250

FINANCIAL HIGHLIGHTS

SEGMENT INFORMATION23

Consolidated Income Statement by Segment – 1H 2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	78,863	129,097	19,924	256	47,371	16,993	−	(128,661)	163,843
Intersegments	78,384	45,824	1,763	223	1,327	1,140	−	(128,661)	−
Third parties	479	83,273	18,161	33	46,044	15,853	−	−	163,843
Cost of sales	(39,568)	(137,530)	(17,206)	(294)	(43,500)	(14,911)	−	127,635	(125,374)
Gross profit (loss)	39,295	(8,433)	2,718	(38)	3,871	2,082	−	(1,026)	38,469
Expenses	(6,583)	(4,903)	(1,283)	(100)	(2,377)	(976)	(6,075)	253	(22,044)
Selling, general and administrative expenses	(440)	(3,454)	(1,452)	(57)	(2,224)	(853)	(2,413)	256	(10,637)
Exploration costs	(3,132)	−	−	−	−	(196)	−	−	(3,328)
Research and development expenses	(618)	(195)	(94)	(14)	(1)	(2)	(269)	−	(1,193)
Other taxes	(53)	(113)	(103)	(1)	(18)	(111)	(241)	−	(640)
Other operating income and expenses, net	(2,340)	(1,141)	366	(28)	(134)	186	(3,152)	(3)	(6,246)
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	32,712	(13,336)	1,435	(138)	1,494	1,106	(6,075)	(773)	16,425
Net finance income (expense)	−	−	−	−	−	−	(1,114)	−	(1,114)
Share of profit of equity-accounted investments	−	224	320	(49)	−	291	7	−	793
Profit-sharing	(223)	(182)	(25)	−	(45)	(12)	(161)	−	(648)
Net income (loss) before income taxes	32,489	(13,294)	1,730	(187)	1,449	1,385	(7,343)	(773)	15,456
Income taxes	(11,046)	4,596	(480)	46	(493)	(135)	2,769	264	(4,479)
Net income (loss)	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977
Net income (loss) attributable to:
Shareholders of Petrobras	21,447	(8,691)	1,217	(141)	956	1,146	(5,073)	(509)	10,352
Non-controlling interests	(4)	(7)	33	−	−	104	499	−	625
	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977

Consolidated Income Statement by Segment – 1H 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Sales revenues	67,954	115,180	16,074	457	41,980	17,455	−	(112,938)	146,162
Intersegments	67,412	39,610	1,292	393	1,180	3,051	−	(112,938)	−
Third parties	542	75,570	14,782	64	40,800	14,404	−	−	146,162
Cost of sales	(35,178)	(121,329)	(13,044)	(508)	(38,156)	(14,182)	−	113,799	(108,598)
Gross profit (loss)	32,776	(6,149)	3,030	(51)	3,824	3,273	−	861	37,564
Expenses	(3,888)	(3,979)	(1,011)	(93)	(2,030)	134	(5,277)	184	(15,960)
Selling, general and administrative expenses	(424)	(3,275)	(990)	(54)	(2,060)	(875)	(2,405)	176	(9,907)
Exploration costs	(2,383)	−	−	−	−	(105)	−	−	(2,488)
Research and development expenses	(646)	(222)	(72)	(25)	(2)	(4)	(297)	−	(1,268)
Other taxes	(47)	(83)	(79)	(1)	(21)	(157)	(84)	−	(472)
Other operating income and expenses, net	(388)	(399)	130	(13)	53	1,275	(2,491)	8	(1,825)
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	28,888	(10,128)	2,019	(144)	1,794	3,407	(5,277)	1,045	21,604
Net finance income (expense)	−	−	−	−	−	−	(2,161)	−	(2,161)
Share of profit of equity-accounted investments	(2)	35	198	(27)	(1)	348	(5)	−	546
Profit-sharing	(238)	(164)	(26)	−	(34)	(15)	(171)	−	(648)
Net income (loss) before income taxes	28,648	(10,257)	2,191	(171)	1,759	3,740	(7,614)	1,045	19,341
Income taxes	(9,741)	3,499	(678)	49	(598)	(961)	2,958	(355)	(5,827)
Net income (loss)	18,907	(6,758)	1,513	(122)	1,161	2,779	(4,656)	690	13,514
Net income (loss) attributable to:
Shareholders of Petrobras	18,867	(6,758)	1,455	(122)	1,161	2,700	(4,099)	690	13,894
Non-controlling interests	40	−	58	−	−	79	(557)	−	(380)
	18,907	(6,758)	1,513	(122)	1,161	2,779	(4,656)	690	13,514

23As from 2014, accountability for and management of Liquigás (a subsidiary) were attributed to the RTM segment. Amounts previously reported for 2013 were restated for comparability purposes and the results previously attributable to the Distribution segment are now presented under the RTM segment, pursuant to the management and accountability premise adopted for the financial statements by business segment.

FINANCIAL HIGHLIGHTS

Other Operating Income (Expenses) by Segment – 1H 2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Voluntary separation incentive program	(968)	(479)	(115)	(7)	(168)	(26)	(613)		(2,376)
Unscheduled stoppages and pre-operating expenses	(1,046)	(28)	(95)			(18)	(21)		(1,208)
Pension and medical benefits							(1,104)		(1,104)
Institutional relations and cultural projects	(56)	(36)	(6)		(60)	(7)	(715)		(880)
(Losses)/gains on legal, administrative and arbitral proceedings	(76)	(88)	(31)		(41)	(21)	(527)		(784)
E&P areas returned and cancelled projects	(494)								(494)
Inventory write-down to net realizable value (market value)	(2)	(360)	(14)	(21)		(91)			(488)
Expenditures on health, safety and environment	(36)	(34)	(10)			(5)	(85)		(170)
Reversion/Loss on recoverable amount of assets - impairment						15			15
Government Grants	13	42	109				11		175
(Expenditures)/reimbursements from operations in E&P partnerships	383								383
Gains / (losses) on disposal/write-offs of assets	(189)	(73)	719		6	383	(39)		807
Others	131	(85)	(191)		129	(44)	(59)	(3)	(122)
	(2,340)	(1,141)	366	(28)	(134)	186	(3,152)	(3)	(6,246)

Other Operating Income (Expenses) by Segment – 1H 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Unscheduled stoppages and pre-operating expenses	(427)	(27)	(124)				(19)		(597)
Pension and medical benefits							(967)		(967)
Institutional relations and cultural projects	(66)	(42)	(6)		(38)	(13)	(518)		(683)
(Losses)/gains on legal, administrative and arbitral proceedings	(44)	(59)	(4)		(42)	(14)	(701)		(864)
Inventory write-down to net realizable value (market value)	(5)	(187)	(8)	(17)		(253)			(470)
Expenditures on health, safety and environment	(30)	(101)	(5)			(22)	(113)		(271)
Government Grants	17	41	29			82	1		170
(Expenditures)/reimbursements from operations in E&P partnerships	255					(3)			252
Gains / (losses) on disposal/write-offs of assets	(10)	(33)	(1)		37	1,410	(3)		1,400
Others	(78)	9	249	4	96	88	(171)	8	205
	(388)	(399)	130	(13)	53	1,275	(2,491)	8	(1,825)

Consolidated Assets by Segment – 06.30.2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	373,581	230,681	70,286	2,833	23,299	38,027	77,643	(15,980)	800,370

Current assets	16,135	46,973	11,748	188	9,527	10,150	63,037	(13,488)	144,270
Non-current assets	357,446	183,708	58,538	2,645	13,772	27,877	14,606	(2,492)	656,100
Long-term receivables	15,544	10,600	4,085	7	7,335	4,208	5,682	(2,323)	45,138
Investments	322	5,659	1,823	2,096	13	5,460	296	−	15,669
Property, plant and equipment	309,427	167,125	51,773	542	5,746	16,985	7,906	(169)	559,335
Operating assets	217,492	83,809	40,166	504	4,422	9,759	5,442	(169)	361,425
Assets under construction	91,935	83,316	11,607	38	1,324	7,226	2,464	−	197,910
Intangible assets	32,153	324	857	−	678	1,224	722	−	35,958

Consolidated Assets by Segment – 12.31.2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Total assets	357,729	216,769	64,899	2,803	16,994	42,454	66,859	(15,540)	752,967

Current assets	13,826	44,838	9,052	181	5,576	11,922	50,702	(12,746)	123,351
Non-current assets	343,903	171,931	55,847	2,622	11,418	30,532	16,157	(2,794)	629,616
Long-term receivables	14,643	10,333	4,341	5	5,222	4,655	7,422	(2,621)	44,000
Investments	219	5,429	1,755	2,097	14	5,883	218	−	15,615
Property, plant and equipment	296,846	155,835	48,919	520	5,505	18,671	7,757	(173)	533,880
Operating assets	212,914	76,452	39,118	480	3,952	8,882	5,415	(173)	347,040
Assets under construction	83,932	79,383	9,801	40	1,553	9,789	2,342	−	186,840
Intangible assets	32,195	334	832	−	677	1,323	760	−	36,121

FINANCIAL HIGHLIGHTS

Consolidated Adjusted EBITDA Statement by Segment – 1H 2014

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	21,443	(8,698)	1,250	(141)	956	1,250	(4,574)	(509)	10,977
Net finance income (expense)	−	−	−	−	−	−	1,114	−	1,114
Income taxes	11,046	(4,596)	480	(46)	493	135	(2,769)	(264)	4,479
Depreciation, depletion and amortization	8,661	3,263	1,106	16	191	1,182	414	−	14,833
EBITDA	41,150	(10,031)	2,836	(171)	1,640	2,567	(5,815)	(773)	31,403
Share of profit of equity-accounted investments	−	(224)	(320)	49	−	(291)	(7)	−	(793)
Impairment	−	−	−	−	−	(15)	−	−	(15)
Adjusted EBITDA	41,150	(10,255)	2,516	(122)	1,640	2,261	(5,822)	(773)	30,595

 Consolidated Adjusted EBITDA Statement by Segment – 1H 2013

	R$ million

	E&P	RTM	GAS & POWER	BIOFUEL	DISTRIB.	INTER.	CORP.	ELIMIN.	TOTAL

Net income (loss)	18,907	(6,758)	1,513	(122)	1,161	2,779	(4,656)	690	13,514
Net finance income (expense)	−	−	−	−	−	−	2,161	−	2,161
Income taxes	9,741	(3,499)	678	(49)	598	961	(2,958)	355	5,827
Depreciation, depletion and amortization	7,950	2,639	1,010	22	185	1,208	352	−	13,366
EBITDA	36,598	(7,618)	3,201	(149)	1,944	4,948	(5,101)	1,045	34,868
Share of profit of equity-accounted investments	2	(35)	(198)	27	1	(348)	5	−	(546)
Impairment	−	−	−	−	−	−	−	−	−
Adjusted EBITDA	36,600	(7,653)	3,003	(122)	1,945	4,600	(5,096)	1,045	34,322

FINANCIAL HIGHLIGHTS

Consolidated Income Statement for International Segment

	R$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - 1H 2014

Sales revenues	3,795	9,153	561	5,872	18	(2,406)	16,993
Intersegments	1,615	1,874	39	3	15	(2,406)	1,140
Third parties	2,180	7,279	522	5,869	3	−	15,853

Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	961	173	97	177	(267)	(35)	1,106
Net income (loss) attributable to the shareholders of Petrobras	1,079	195	129	166	(388)	(35)	1,146

	R$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Income Statement - 1H 2013

Sales revenues	5,232	8,556	594	5,323	−	(2,250)	17,455
Intersegments	3,115	2,140	38	8	−	(2,250)	3,051
Third parties	2,117	6,416	556	5,315	−	−	14,404
Net income (loss) before financial results, share of profit of equity-accounted investments, profit sharing and income taxes	3,527	23	33	101	(279)	2	3,407
Net income (loss) attributable to the shareholders of Petrobras	2,930	46	30	90	(398)	2	2,700

 Consolidated Assets for International Segment

	R$ million
	E&P	RTM	GAS & POWER	DISTRIB.	CORP.	ELIMIN.	TOTAL
Total assets on June 30, 2014	28,363	5,831	1,214	2,303	5,669	(5,353)	38,027
Total assets on December 31, 2013	31,989	6,213	1,411	2,542	4,613	(4,314)	42,454

APPENDIX

1.        Effect of the average cost on the cost of sales (R$ million)

Products remain in inventory for an average of 60 days and, therefore, the changes on international crude oil and oil products prices and the effect of the exchange rate variation on imports and on production taxes do not fully impact the costs of sales for the period, fully impacting only the following period. The estimated effects on the cost of sales are set out in the table below:

                                                                                                                                                                                                                                                                     R$ million

	1Q-2014	2Q-2014	Δ *
Effect of the average cost on the cost of sales	486	(248)	(734)

(*) In the 2Q-2014, the effect of the average cost on the cost of sales was not favorable compared to the 1Q-2014, due to the realization of unit costs generated in periods of higher exchange rates.

( ) The amount in parenthesis demonstrates the negative effect on the cost of sales.

2.        Reconciliation of EBITDA

R$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 X 2013 (%)

5,191	5,786	(10)	5,679	Net income	10,977	13,514	(19)
940	174	440	3,551	Net finance income (expense)	1,114	2,161	(48)
2,676	1,803	48	2,266	Income taxes	4,479	5,827	(23)
7,710	7,123	8	6,984	Depreciation, depletion and amortization	14,833	13,366	11
16,517	14,886	11	18,480	EBITDA	31,403	34,868	(10)
(271)	(522)	48	(390)	Share of profit of equity-accounted investments	(793)	(546)	(45)
−	(15)	(100)	−	Impairment	(15)	−	-
16,246	14,349	13	18,090	Adjusted EBITDA	30,595	34,322	(11)

20	18	2	25	Adjusted EBITDA margin (%) [24]	19	23	(4)

Our adjusted EBITDA (according to CVM Instruction 527 of October 4, 2012) is the net income before net finance income (expense), income taxes, depreciation, depletion and amortization, share of profit of equity-accounted investments and impairment, which provides a better information about our ability to pay debt, carry out investments and cover our working capital needs. Adjusted EBITDA is not an IFRS measure and may not be comparable with the same measure as reported by other companies.

24Adjusted EBITDA margin equals Adjusted EBITDA divided by sales revenues.

APPENDIX

3.        Consolidated Taxes and Contributions

The economic contribution of Petrobras, measured by current taxes paid and payable, was R$  40,176 million.

R$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)
				Economic Contribution - Brazil
11,355	11,172	2	10,256	Domestic Value-Added Tax (ICMS)	22,527	20,437	10
3,905	3,584	9	4,207	PIS/COFINS	7,489	8,599	(13)
2,909	1,920	52	1,937	Income Tax and Social Contribution	4,829	5,115	(6)
1,251	1,403	(11)	640	Others	2,654	1,770	50
19,420	18,079	7	17,040	Subtotal - Brazil	37,499	35,921	4
1,638	1,039	58	1,827	Economic Contribution - International	2,677	3,326	(20)
21,058	19,118	10	18,867	Total	40,176	39,247	2

4.        Production Taxes

R$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)
				Brazil
3,923	4,125	(5)	3,480	Royalties	8,048	7,002	15
3,663	4,034	(9)	3,469	Special participation charges	7,697	6,965	11
41	41	−	43	Rental of areas	82	89	(8)
7,627	8,200	(7)	6,992	Subtotal - Brazil	15,827	14,056	13
319	282	13	217	International	601	451	33
7,946	8,482	(6)	7,209	Total	16,428	14,507	13

(2Q-2014 x 1Q-2014): Production taxes in Reais in Brazil decreased 7% mainly due to the 5% decrease in the reference price for domestic oil that reached an average of R$/bbl 215.83 (US$/bbl 96.83) in the 2Q-2014 compared to R$/bbl 226.84 (US$/bbl 95.98) in the 1Q-2014 and the effect generated by lower rates of special participation charges due to the decreased production of larger fields.

(1H-2014 x 1H-2013): Production taxes in Reais in Brazil increased 13% due mainly to the 14% increase in the reference price for domestic oil, that reached an average of R$/bbl 221.33 (US$/bbl 96.40) in the 1H-2014 compared to R$/bbl 194.16 (US$/bbl 95.61) in the 1H-2013, as well as due to the higher payments of royalties generated by higher production.

APPENDIX

5.        Assets and Liabilities subject to Exchange Variation

The Company has assets and liabilities subject to foreign exchange variations, for which the main exposure is to the Real relative to the U.S. dollar. As from the mid-May 2013, the Company extended the use of the hedge accounting practice to hedge future exports.

This practice, which is regulated in Brazil by means of Accounting Pronouncement CPC 38 – Financial Instruments: Recognition and Measurement, allows companies to reduce impacts to their periodic results caused by exchange rate changes if they generate future cash flows in currencies other than their local currency of similar amounts but opposite directions. For Petrobras, this mechanism initially includes approximately 70% of the total net debt exposed to changes in foreign exchange rate, hedging portions of our exports for a seven-year period.

Through the extension of the hedge accounting practice, foreign exchange gains or losses from debt expressed in U.S. dollars, will only affect the Company’s profit and loss when the future exports affect our income statement. Until our future exports are realized, such foreign exchange variations will be recognized in our shareholders’ equity.

The balances of assets and liabilities in foreign currency of subsidiaries outside of Brazil are not included on the exposure below when transacted in a currency equivalent to their respective functional currencies. On June 30, 2014, the Company had a net liability position regarding foreign exchange exposure hence the appreciation of the Real relative to other currencies generates an exchange variation income, while the depreciation of the Real generates an exchange variation expense.

ITEMS	R$ million

	06.30.2014	12.31.2013

Assets	29,127	16,853
Liabilities	(189,685)	(150,581)
Hedge Accounting	107,611	95,443
Total	(52,947)	(38,285)

BY CURRENCY	R$ million

	06.30.2014	12.31.2013

U.S. dollars	(20,740)	(17,329)
Euro	(23,138)	(14,065)
Pounds	(6,565)	(4,068)
Peso	(697)	(851)
Yen	(1,807)	(1,972)
Total	(52,947)	(38,285)

6.        Hedge Effect Cash Flow on Exports

R$ million
					For the first half of
2Q-2014	1Q-2014	2Q14 X 1Q14 (%)	2Q-2013		2014	2013	2014 x 2013 (%)

3,728	4,994	(25)	(11,162)	Total of Monetary and Exchange Variation	8,722	(9,545)	191
(2,883)	(3,892)	26	7,982	Deferred Exchange Variation registered in Shareholders’Equity	(6,775)	7,982	(185)
(300)	(470)	36		Reclassification from Shareholders’ Equity to Income Statement	(770)	−	−
545	632	(14)	(3,180)	Monetary and Exchange Variation, Net	1,177	(1,563)	175

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.